Exhibit 99.1

AMEX:ROY	NR 07-10
TSX:IRC	May 9, 2007

INTERNATIONAL ROYALTY ACQUIRES

ADDITIONAL PASCUA GOLD ROYALTY INTERESTS

DENVER, COLORADO – May 9, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) reports that it has purchased additional interests in the Pascua gold royalty located in Chile for a price of US$15.36 million in cash.  A single contingency payment totalling US$2.0 million is payable to the sellers if gold prices exceed US$600 per ounce for any six month period during the first 36 months after the mine is commissioned.  The royalty is limited to 14 million ounces of gold production; however, the Company has the option at the time it makes the contingency payment to acquire the unpurchased exploration potential beyond the 14 million ounces of gold production for an additional US$2.0 million. The Company also retains a right of first refusal to acquire additional royalty interests in the event the owners decide to further reduce their ownership.

This purchase strengthens IRC’s exposure to gold and makes IRC the single largest individual royalty holder on the Pascua project.  IRC’s combined Pascua gold royalty is now a  0.45% - 3.00% sliding-scale royalty and provides strong leverage to gold prices.  This royalty is expected to produce, on average, US$7.6 to US$14.9* million in annual revenues to IRC.  The mine is permitted and production is scheduled to begin in 2010.

Gold Price

Royalty

 Royalty

    Royalty

  US$/Oz

  Rate

$ Per Oz

Revenues $MM

   $300

0.45%

 $  1.35

      $  0.8

   $400

0.90%

 $  3.60

      $  2.2

   $500

1.56%

 $  7.80

      $  4.8

   $600

2.04%

 $12.24

      $  7.6

   $700

2.52%

 $17.64

      $10.9

   $800

3.00%

 $24.00

      $14.9

*Assumes US$600 to US$800 per ounce gold prices and production of 775,000 ounces gold per year during the first ten years of mine life of which an average of 620,000 ounces per year are subject to the IRC royalty

Based on disclosures by Barrick Gold Corporation (www.barrick.com), the project’s operator, the Pascua royalty is projected to be applied to approximately 10.8 million ounces of gold over its 20 year mine life.  The royalty, however, applies to the first 14 million ounces of gold produced both from the currently planned mine and surrounding land position.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

This press release has been reviewed by Allan V. Moran of SRK Consultaing (U.S.) Inc, a qualified person for the purposes of National Instrument 43-101.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's estimated revenues including but not limited to IRC’s estimated royalty revenues from the Pascua project, estimates that production on the Pascua project will begin in 2010, estimated mine life and costs and projected gold prices.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include fluctuations in gold prices; timing of production; accuracy of the operators’ projections and production capacities; the effects of weather, operating hazards, adverse geological conditions and availablility of labor, materials and equipment; an changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.  These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it cannot independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements